EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSENT

We consent to the incorporation by reference in this Registration Statement of Red Robin Gourmet Burgers, Inc. (the “Company”) on Form S-8 of our reports dated April 6, 2005, relating to the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 3), and management’s report on the effectiveness of internal control over financial reporting (which report expresses an unqualified opinion on management’s assessment of the effectiveness of the Company’s control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Red Robin Gourmet Burgers, Inc. for the year ended December 26, 2004.

/s/ Deloitte & Touche LLP

Denver, Colorado

June 1, 2005